Exhibit 1.11

TELEMAR NORTE LESTE S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79

Board of Trade (NIRE) No. 33 300 152 580

Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

CALL NOTICE

The Board of Directors of TELEMAR NORTE LESTE S.A. (the “Company”) calls its Shareholders to attend the Extraordinary General Shareholders’ Meeting, to be held on February 27, 2012, at 9 a.m., at the Company’s headquarters, located at Rua General Polidoro No. 99, 5th floor, Botafogo, in the City and State of Rio de Janeiro, to decide on the following Agenda:

1) ratify the appointment and hiring of Apsis Consultoria Empresarial Ltda., with headquarters at Rua São José, 90 - group 1,802, in the City and State of Rio de Janeiro, registered with the Corporate Taxpayers’ Registry (CNPJ) under No. 27.281.922/0001-70 (“Apsis”), as the as the company responsible for producing (i) the valuation report, at book value, of the split off portion of the Company to be acquired by Coari Participações S.A. (“Coari”) (“Equity Report”); (ii) the valuation report, at book value, of the shares of the Company to be merged into Coari (“Valuation Report of the Split Off Portion”); and (iii) the valuation report of net assets of the Company and Coari, at market prices, in compliance with the provisions of art. 264 of Law No. 6,404/76 (“Valuation Report of Net Equity at Market Prices”);

2) examine, discuss and decide on the Equity Report and the Valuation Report of the Split Off Portion, both produced by Apsis;

3) examine, discuss and decide on the Protocol and Justification for Partial Split-Off of Telemar Norte Leste S.A. with the Acquisition of the Split Off Portion by Coari Participações S.A. and the Share Exchange Between Telemar Norte Leste S.A. and Coari Participações S.A., as well as all of its attachments, which establishes the terms and conditions of the partial split-off of the Company with the acquisition of the split off portion by Coari and the share exchange between the Company and Coari, together with the relevant documents;

4) decide on the proposal for the partial split-off of the Company with the acquisition of the split off portion by Coari and the share exchange between the Company and Coari, pursuant to articles 229 and 252 of Law No. 6,404/76; and

5) authorize the managers to perform all necessary acts to effect the partial split-off and the share exchange.

GENERAL INSTRUCTIONS:

1. Documents relating to the Agenda, as well as the economic and financial analysis, developed to comply with article 41 of the Bylaws of Tele Norte Leste Participações S.A., in order to confirm that all of the companies involved in the corporate reorganization are being given equitable treatment, are available to the Shareholders at the Company’s headquarters, on the Company’s Investor Relations website (www.oi.com.br/ri), and on the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or CVM (www.cvm.gov.br), pursuant to CVM Instruction No. 481/2009.

2. Shareholders wishing to be represented by an attorney-in-fact must forward their respective proxies, conferring special powers, and, in the case of legal entities, a copy of the corporate acts and/or documents corroborating such proxy to the Company’s Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., until February 17, 2012. This measure is intended to expedite the process of registration of the shareholders present at the Meeting.

3. Shareholders whose shares are registered with Stock Exchanges’ Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated as of February 23, 2012.

Rio de Janeiro, January 25, 2012.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors